EXHIBIT 99-B.8.79
SUPPLEMENT TO
SELLING AND SERVICES AGREEMENT
AND FUND PARTICIPATION AGREEMENT

This Supplement to the Selling and Services Agreement and Fund Participation Agreement entered into this 7th day of May, 2004, by and among ING Life Insurance and Annuity Company ("ING Life"), ING Insurance Company of America ("IICA") (together with ING Life, "ING Insurer"), ING Financial Advisers, LLC ("ING Financial") (together with ING Insurer, "ING"), and Hibernia National Bank, by and through its separately identifiable department or division, Hibernia Asset Management ("HAM"), the registered investment adviser to the Hibernia Funds (the "Funds"), supplements that certain Selling and Services Agreement and Fund Participation Agreement by and between ING and Edgewood Services, Inc., the distributor of the Funds (the "Agreement"). ING and HAM hereby agree as follows:

1.

In consideration for the provision of shareholder and administrative services to Contract owners and/or to Plans, HAM agrees to pay ING supplemental payments at an annual rate of x.xx% (x.xxx% quarterly) on the average net asset value of assets invested in the Funds through Contracts or through ING Insurer's arrangements with Plans in each calendar quarter, for which ING provides services under the Agreement (the "Supplemental Payments"). Supplemental Payments will be made from the assets of HAM or an affiliate and not from the assets of any Fund. HAM will make such Supplemental Payments to ING Insurer within thirty (30) days after the end of each calendar quarter during the term hereof. Each payment will be accompanied by a statement showing the calculation of the fee payable to ING Insurer for the quarter and such other supporting data as may be reasonably requested by ING Insurer. If required by a Plan or by applicable law, ING Insurer shall have the right to allocate to a Plan or to Participant accounts in a Plan all or a portion of such fees, or to use servicing fees it collects from HAM to offset other fees payable by the Plan to ING Insurer.

2.

This Supplement does not relieve or modify any obligations of any party under the Agreement. The Agreement shall control in case of any conflict with this Supplement, except with respect to such Supplemental Payments. Terms not defined in this Supplement have the same meaning as in the Agreement.

3

This Supplement may be terminated by any party without cause by giving the other party at least sixty (60) days' written notice of its intention to terminate, and shall terminate automatically upon termination of the Agreement. This Supplement may be amended only by a written instrument signed by both parties.

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IN WITNESS WHEREOF, the Supplement has been executed as of the date set forth below by a duly authorized officer of each party.
ING LIFE INSURANCE AND ANNUITY COMPANY

By	/s/ Laurie M. Tillinghast
Name	Laurie M. Tillinghast
Title	Vice President
ING INSURANCE COMPANY OF AMERICA

By	/s/ Laurie M. Tillinghast
Name	Laurie M. Tillinghast
Title	Vice President
ING FINANCIAL ADVISERS, LLC

By	/s/ Christina Lareau
Name	Christina Lareau
Title	Vice President
HIBERNIA NATIONAL BANK

By	/s/ Richard L. Chauvin
Name	Richard L. Chauvin
Title	Senior Vice President